Exhibit 99.1

Amdocs Limited Reports Second Quarter Fiscal 2019 Results

Record Quarterly Revenue of $1.02 Billion

Raises Fiscal 2019 GAAP Diluted EPS Growth Outlook to 33.0%-41.0% YoY

Raises Fiscal 2019 Non-GAAP Diluted EPS Growth Outlook to 4.5%-8.5% YoY

Second Quarter Fiscal 2019 Highlights

•	Revenue of $1,020 million, above the midpoint of the $995-$1,035 million guidance range

•	GAAP diluted EPS of $0.90, above the $0.75-$0.83 guidance range

•	Non-GAAP diluted EPS of $1.06, at the high end of the $1.00-$1.06 guidance range

•	GAAP operating income of $150 million; GAAP operating margin of 14.7%

•	Non-GAAP operating income of $178 million; non-GAAP operating margin of 17.4%

•	Quarterly free cash flow of $148 million, comprised of cash flow from operations of $169 million, less $21 million in net capital expenditures and other; normalized free cash flow of $145 million (1)

•	Twelve-month backlog of $3.39 billion, up $20 million sequentially

•	The board of directors approved a quarterly cash dividend of $0.285 per share to be paid on July 19, 2019

ST. LOUIS – May 14, 2019 – Amdocs Limited (NASDAQ: DOX) today reported operating results for the three months ended March 31, 2019.

“We are pleased to report a strong performance for our second fiscal quarter, which included record revenue, solid profitability and diluted non-GAAP earnings per share in line with the high-end of our guidance. Additionally, our quarterly cash collection was healthy as we continued to meet key delivery milestones related to the many transformation projects

(1)	Please refer to the Selected Financial Metrics tables below

we are progressing for our customers. As such, we remain on-track to achieve our normalized free cash flow target of approximately $600 million for the full fiscal year 2019, which equates to a conversion rate of approximately 100% relative to our expected non-GAAP net income.” said Shuky Sheffer, president and chief executive officer of Amdocs Management Limited.

Sheffer continued, “At the core of Amdocs’ market leadership and future growth is our ability to continuously innovate and bring new offerings to market. Along these lines, we recently launched our Open 5G suite at Mobile World Congress, which offers service providers an end-to-end solution to rapidly deploy, automate and monetize smart and agile 5G networks. Our approach to 5G was recently recognized by Light Reading, which last week selected Amdocs as the company with the “Most Innovative 5G Strategy” to tackle the unique business and operational challenges that 5G service providers will face. Moreover, we believe we have the core competency to execute at 5G, as demonstrated by today’s announcement that KT Corporation in South Korea recently launched one of the world’s first 5G commercial services that is supported by Amdocs’ Service Monetization solution.”

Sheffer concluded, “Looking towards our fiscal second half, we are encouraged by our record 12-month backlog which reflects the high win rate we are seeing across business lines such as Pay TV, media and managed services. Additionally, we see an attractive pipeline of opportunities ahead of us, which further supports our confidence in the near term outlook. With these factors in mind, we now expect to deliver diluted non-GAAP earnings per share growth in the range of 4.5% to 8.5% for the full fiscal year 2019, which represents an increase of approximately 150 basis points over our previous guidance.”

Revenue

Revenue for the second fiscal quarter ended March 31, 2019 was $1,020 million, up $7.6 million sequentially from the first fiscal quarter of 2019 and up 2.8% as reported and 4.8% in constant currency as compared to last year’s second fiscal quarter. Revenue for the second fiscal quarter of 2019 includes a positive impact from foreign currency movements of approximately $2 million relative to the first quarter of fiscal 2019. Revenue was slightly above the midpoint of Amdocs’ guidance, adjusting for the positive impact of approximately $4 million of foreign currency movements relative to guidance.

Net Income and Earnings Per Share

The Company’s GAAP net income for the second quarter of fiscal 2019 was $124.3 million, or $0.90 per diluted share, compared to GAAP net income of $101.7 million, or $0.70 per diluted share, in the prior fiscal year’s second quarter. Net income on a non-GAAP basis was $147.0 million, or $1.06 per diluted share, compared to non-GAAP net income of $137.4 million, or $0.95 per diluted share, in the second quarter of fiscal 2018. Non-GAAP net income excludes amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisitions related liabilities measured at fair value, and equity-based compensation expenses, net of related tax effects, in the second quarter of fiscal 2019. For further details of reconciliation of selected financial metrics from GAAP to Non-GAAP, please refer to the tables below.

Returning Cash to Shareholders

•

Quarterly Cash Dividend Program: On May 14, 2019, the Board approved the Company’s next quarterly cash dividend payment of $0.285 per share and set June 28, 2019 as the record date for determining the shareholders entitled to receive the dividend, which will be payable on July 19, 2019.

•	Share Repurchase Activity: Repurchased $120 million of ordinary shares during the second quarter of fiscal 2019.

Twelve-month Backlog

Twelve-month backlog, which includes anticipated revenue related to contracts, estimated revenue from managed services contracts, letters of intent, maintenance and estimated on-going support activities, was $3.39 billion at the end of the second quarter of fiscal 2019, up $20 million from the end of the prior quarter.

Third Quarter Fiscal 2019 Outlook

•	Revenue of approximately $1,005-$1,045 million, assuming approximately $2 million sequential negative impact from foreign currency fluctuations as compared to the second quarter of fiscal 2019

•	GAAP diluted EPS of approximately $0.82-$0.90

•

Non-GAAP diluted EPS of approximately $1.08-$1.14, excluding amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisitions related liabilities measured at fair value, and approximately $0.05-$0.07 per share of equity-based compensation expense, net of related tax effects.

Full Year Fiscal 2019 Outlook

•	Expects revenue growth of 1.8%-3.8% year-over-year as reported compared with 0.5%-4.5% year-over-year previously

•	Expects revenue growth of 3.0%-5.0% year-over-year on a constant currency basis, the midpoint of which is unchanged compared with 2.0%-6.0% year-over-year previously

•

Full year fiscal 2019 revenue guidance incorporates an expected negative impact from foreign currency fluctuations of about 1.2% year-over-year compared with a negative impact of about 1.5% year-over-year previously

•	Expects GAAP diluted earnings per share growth of roughly 33.0%-41.0% year-over-year compared with 29.0%-38.0% year-over-year previously

•

Expects non-GAAP diluted earnings per share growth of roughly 4.5%-8.5% year-over-year compared with 3.0%-7.0% year-over-year previously, excluding amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisitions related liabilities measured at fair value, and approximately $0.24-$0.28 per share of equity-based compensation expense, net of related tax effects

•

Reiterates free cash flow guidance of approximately $500 million, comprised of cash flow from operations, less net capital expenditures and other, and normalized free cash flow of approximately $600 million

Our third fiscal quarter 2019 and full year fiscal 2019 outlook takes into consideration the Company’s expectations regarding macro and industry specific risks and various uncertainties and certain assumptions that we will discuss on our earnings conference call. However, Amdocs notes market dynamics continue to shift rapidly and that it cannot predict all possible outcomes, including those resulting from T-Mobile’s proposed merger with Sprint, or from other current and potential customer consolidation activity.

Conference Call Details

Amdocs will host a conference call on May 14, 2019 at 5:00 p.m. Eastern Time to discuss the Company’s second quarter of fiscal 2019 results. To participate, please dial +1 (844) 513-7152, or +1 (508) 637-5600 outside the United States, approximately 15 minutes before the call and enter passcode 6089107. The call will also be carried live on the Internet via the Amdocs website, www.amdocs.com.

Non-GAAP Financial Measures

This release includes non-GAAP diluted earnings per share and other non-GAAP financial measures, including free cash flow and normalized free cash flow, non-GAAP cost of revenue, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP income taxes, non-GAAP effective tax rate, non-GAAP net income and non-GAAP diluted earnings per share growth. These non-GAAP measures exclude the following items:

•	amortization of purchased intangible assets and other acquisition-related costs;

•	changes in certain acquisition-related liabilities measured at fair value;

•	non-recurring and unusual charges;

•	equity-based compensation expense; and

•	tax effects related to the above.

Free cash flow equals cash generated by operating activities less net capital expenditures and other, and normalized free cash flow is adjusted to exclude net capital expenditures related to the new campus development, payments for previously expensed restructuring charges and a legal dispute settlement. These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs’ results of operations in conjunction with the corresponding GAAP measures.

Amdocs believes that the presentation of non-GAAP diluted earnings per share and other financial measures, including free cash flow and normalized free cash flow, non-GAAP cost of revenue, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP income taxes, non-GAAP effective tax rate, non-GAAP net income and non-GAAP diluted earnings per share growth when shown in conjunction with the corresponding GAAP measures, provides useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations, as well as the net amount of cash generated by its business operations after taking into account capital spending required to maintain or expand the business.

For its internal budgeting process and in monitoring the results of the business, Amdocs’ management uses financial statements that do not include amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisition-related liabilities measured at fair value, non-recurring and unusual charges, equity-based compensation expense and related tax effects. Amdocs’ management also uses the foregoing non-GAAP financial measures, in addition to the corresponding GAAP measures, in reviewing the financial results of Amdocs. In addition, Amdocs believes that significant groups of investors exclude these items in reviewing its results and those of its competitors, because the amounts of the items between companies can vary greatly depending on the assumptions used by an individual company in determining the amounts of the items.

Amdocs further believes that, where the adjustments used in calculating non-GAAP diluted earnings per share are based on specific, identified amounts that impact different line items in the Consolidated Statements of Income (including cost of revenue, research and development, selling, general and administrative, operating income, income taxes and net income), it is useful to investors to understand how these specific line items in the Consolidated Statements of Income are affected by these adjustments. Please refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.

Supporting Resources

•	Keep up with Amdocs news by visiting the Company’s website

•	Subscribe to Amdocs’ RSS Feed and follow us on Twitter, Facebook, LinkedIn and YouTube

About Amdocs

Amdocs is a leading software and services provider to communications and media companies of all sizes, accelerating the industry’s dynamic and continuous digital transformation. With a rich set of innovative solutions, long-term business relationships with 350 communications and media providers, and technology and distribution ties to 600 content creators, Amdocs delivers business improvements to drive growth. Amdocs and its 25,000 employees serve customers in over 85 countries. Listed on the NASDAQ Global Select Market, Amdocs had revenue of $4.0 billion in fiscal 2018.

For more information, visit Amdocs at www.amdocs.com.

This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs’ growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, Amdocs’ ability to grow in the business markets that it serves, Amdocs’ ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company’s products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, Amdocs specifically disclaims any obligation to do so. These and other risks are discussed at greater length in Amdocs’ filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2018 filed on December 10, 2018 and our Form 6-K furnished for the first quarter of fiscal 2019 on February 19, 2019.

Contact:

Matthew Smith

Head of Investor Relations

Amdocs

314-212-8328

E-mail: dox_info@amdocs.com

AMDOCS LIMITED

Consolidated Statements of Income

(in thousands, except per share data)

	Three months ended		Six months ended
	March 31,		March 31,
	2019	2018	2019	2018
Revenue	$1,019,657	$992,340	$2,031,712	$1,970,051
Operating expenses:
Cost of revenue	658,613	646,587	1,321,181	1,289,784
Research and development	66,765	64,926	135,451	133,103
Selling, general and administrative	120,463	120,199	242,323	238,867
Amortization of purchased intangible assets and other	23,641	28,801	49,485	54,327

	869,482	860,513	1,748,440	1,716,081

Operating income	150,175	131,827	283,272	253,970
Interest and other expense, net	1,866	239	344	118

Income before income taxes	148,309	131,588	282,928	253,852
Income taxes	24,030	29,861	56,957	35,252

Net income	$124,279	$101,727	$225,971	$218,600

Basic earnings per share	$0.90	$0.71	$1.63	$1.52

Diluted earnings per share	$0.90	$0.70	$1.62	$1.51

Basic weighted average number of shares outstanding	138,183	143,030	138,918	143,487

Diluted weighted average number of shares outstanding	138,698	144,390	139,612	144,882

Cash dividends declared per share	$0.285	$0.250	$0.535	$0.470

AMDOCS LIMITED

Selected Financial Metrics

(In thousands, except per share data)

	Three months ended		Six months ended
	March 31,		March 31,
	2019	2018	2019	2018
Revenue	$1,019,657	$992,340	$2,031,712	$1,970,051

Non-GAAP operating income	177,762	171,760	352,611	340,824

Non-GAAP net income	147,008	137,350	284,826	291,816

Non-GAAP diluted earnings per share	$1.06	$0.95	$2.04	$2.01

Diluted weighted average number of shares outstanding	138,698	144,390	139,612	144,882

Free Cash Flow and Normalized Free Cash Flow

(In thousands)

	Three months ended		Six months ended
	March 31,		March 31,
	2019	2018	2019	2018
Net Cash Provided by Operating Activities	$168,629	$113,728	$278,279	$278,329
Purchases of property and equipment, net (*)	(20,650)	(110,347)	(57,928)	(162,126)
Other	—	(110)	—	(110)

Free Cash Flow	147,979	3,271	220,351	116,093
Payments for Legal Dispute Settlement	—	—	55,000	—
Payments for Previously Expensed Restructuring Charges	4,314	—	10,939	—
Net capital expenditures related to the new campus development (*)	(7,670)	81,213	(5,616)	94,031

Normalized Free Cash Flow	$144,623	$84,484	$280,674	$210,124

(*) The amounts under “Purchase of property and equipment, net”, and the amounts under “Net capital expenditures related to the new campus development” include proceeds of $9,676 relating to the refund of betterment levy for the three and six months ended 31 March 2019 and proceeds from sale of property and equipment of $32 and $63, $54 and $56, for the three and six months ended 31 March 2019 and 2018, respectively.

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(In thousands)

	Three months ended March 31, 2019
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$658,613	$—	$(5,330)	$5,668	$—	$658,951
Research and development	66,765	—	(584)	—	—	66,181
Selling, general and administrative	120,463	—	(3,700)	—	—	116,763
Amortization of purchased intangible assets and other	23,641	(23,641)	—	—	—	—

Total operating expenses	869,482	(23,641)	(9,614)	5,668	—	841,895

Operating income	150,175	23,641	9,614	(5,668)	—	177,762

Income taxes	24,030	—	—	—	4,858	28,888

Net income	$124,279	$23,641	$9,614	$(5,668)	$(4,858)	$147,008

	Three months ended March 31, 2018
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$646,587	$—	$(4,727)	$(574)	$—	$641,286
Research and development	64,926	—	(769)	—	—	64,157
Selling, general and administrative	120,199	—	(5,062)	—	—	115,137
Amortization of purchased intangible assets and other	28,801	(28,801)	—	—	—	—

Total operating expenses	860,513	(28,801)	(10,558)	(574)	—	820,580

Operating income	131,827	28,801	10,558	574	—	171,760

Income taxes	29,861	—	—	—	4,310	34,171

Net income	$101,727	$28,801	$10,558	$574	$(4,310)	$137,350

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(In thousands)

	Six months ended March 31, 2019
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$1,321,181	$—	$(10,181)	$1,877	$—	$1,312,877
Research and development	135,451	—	(1,349)	—	—	134,102
Selling, general and administrative	242,323	—	(10,201)	—	—	232,122
Amortization of purchased intangible assets and other	49,485	(49,485)	—	—	—	—

Total operating expenses	1,748,440	(49,485)	(21,731)	(1,877)	—	1,679,101

Operating income	283,272	49,485	21,731	1,877	—	352,611

Income taxes	56,957	—	—	—	10,484	67,441

Net income	$225,971	$49,485	$21,731	$1,877	$(10,484)	$284,826

	Six months ended March 31, 2018
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Tax effect	One-time tax benefit relating to the new U.S. tax legislation	Non-GAAP
Operating expenses:
Cost of revenue	$1,289,784	$—	$(9,425)	$(8,464)	$—	$—	$1,271,895
Research and development	133,103	—	(1,593)	—	—	—	131,510
Selling, general and administrative	238,867	—	(13,045)	—	—	—	225,822
Amortization of purchased intangible assets and other	54,327	(54,327)	—	—	—	—	—

Total operating expenses	1,716,081	(54,327)	(24,063)	(8,464)	—	—	1,629,227

Operating income	253,970	54,327	24,063	8,464	—	—	340,824

Income taxes	35,252	—	—	—	10,688	2,950	48,890

Net income	$218,600	$54,327	$24,063	$8,464	$(10,688)	$(2,950)	$291,816

AMDOCS LIMITED

Condensed Consolidated Balance Sheets

(In thousands)

	As of
	March 31, 2019	September 30, 2018
ASSETS
Current assets
Cash, cash equivalents and short-term interest-bearing investments	$449,696	$519,216
Accounts receivable, net, including unbilled of $193,926 and $263,997, respectively	958,854	971,502
Prepaid expenses and other current assets	230,140	229,999

Total current assets	1,638,690	1,720,717
Property and equipment, net	487,407	496,585
Goodwill and other intangible assets, net	2,671,558	2,710,144
Other noncurrent assets	436,059	420,369

Total assets	$5,233,714	$5,347,815

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable, accruals and other	$1,061,922	$1,162,543
Deferred revenue	151,717	132,414

Total current liabilities	1,213,639	1,294,957
Other noncurrent liabilities	527,288	560,816
Total Amdocs Limited Shareholders’ equity	3,450,434	3,448,879
Noncontrolling interests	42,353	43,163

Total equity	3,492,787	3,492,042

Total liabilities and equity	$5,233,714	$5,347,815

AMDOCS LIMITED

Consolidated Statements of Cash Flows

(In thousands)

	Six months ended March 31,
	2019	2018
Cash Flow from Operating Activities:
Net income	$225,971	$218,600
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	101,853	102,900
Equity-based compensation expense	21,731	24,063
Deferred income taxes	4,395	(3,584)
Loss from short-term interest-bearing investments	513	1,195
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable, net	14,806	(77,359)
Prepaid expenses and other current assets	8,758	(9,509)
Other noncurrent assets	359	(10,606)
Accounts payable, accrued expenses and accrued personnel	(84,922)	23,103
Deferred revenue	(1,107)	8,600
Income taxes payable, net	(6,640)	8,675
Other noncurrent liabilities	(7,438)	(7,749)

Net cash provided by operating activities	278,279	278,329

Cash Flow from Investing Activities:
Purchases of property and equipment, net (*)	(57,928)	(162,126)
Proceeds from sale of short-term interest-bearing investments	50,609	207,738
Purchase of short-term interest-bearing investments	—	(76,037)
Net cash paid for acquisitions	(8,331)	(352,599)
Other	398	(3,446)

Net cash used in investing activities	(15,252)	(386,470)

Cash Flow from Financing Activities:
Borrowings under financing arrangements	—	120,000
Repurchase of shares	(219,214)	(239,779)
Proceeds from employee stock options exercised	11,499	65,631
Payments of dividends	(69,801)	(63,294)
Investment by noncontrolling interests, net	(4,776)	47,013
Other	(323)	(110)

Net cash used in financing activities	(282,615)	(70,539)

Net decrease in cash and cash equivalents	(19,588)	(178,680)
Cash and cash equivalents at beginning of period	418,783	649,611

Cash and cash equivalents at end of period	$399,195	$470,931

(*) The amounts under “Purchase of property and equipment, net”, include proceeds of $9,676 relating to the refund of betterment levy for the six months ended 31 March 2019 and proceeds from sale of property and equipment of $63 and $56, for the six months ended 31 March 2019 and 2018, respectively.

AMDOCS LIMITED

Supplementary Information

(In millions)

	Three months ended
	March 31, 2019	December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018
North America	$634.2	$660.5	$638.2	$644.8	$624.2
Europe	151.0	146.1	150.6	139.3	148.6
Rest of the World	234.5	205.5	213.8	218.1	219.5

Total Revenue	$1,019.7	$1,012.1	$1,002.6	$1,002.2	$992.3

	Three months ended
	March 31, 2019	December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018
Managed Services Revenue	$559.5	$525.5	$508.9	$515.0	$508.9

	As of
	March 31, 2019	December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018
12-Month Backlog	$3,390	$3,370	$3,360	$3,330	$3,320

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